UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

First-Quarter 2010 Results
FOR IMMEDIATE RELEASE

Highlights

➢	Growth in consolidated sales and net income of 6.9% and 15.4% for the quarter, respectively

➢	Record-high net additions of 238 thousand subscribers achieved by Sky during first quarter 2010, reaching 2.2 million subscribers

➢	Pay Television Networks net sales increased 15.3%, adding 1.5 million subscribers during the last twelve months

➢	Cable and Telecom net sales and operating segment income grew 23.8% and 33.5%, respectively; Revenue Generating Units reached 2.9 million

Consolidated Results

Mexico City, D.F., April 29, 2010—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first quarter 2010. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the three months ended March 31, 2010 and 2009, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2010 with 2009:

	1Q 2010	Margin %	1Q 2009	Margin %	Change %
Consolidated net sales	12,147.0	100.0	11,362.4	100.0	6.9
Operating segment income	4,184.5	33.7	4,094.4	35.2	2.2
Consolidated net income	1,272.0	10.5	1,102.1	9.7	15.4
Controlling interest net income	1,059.41	8.7	978.0	8.6	8.3

Consolidated net sales increased 6.9% to Ps.12,147 million in first quarter 2010 compared with Ps.11,362.4 million in first quarter 2009. This increase was attributable to revenue growth in our Cable and Telecom, Sky, Television Broadcasting, and Pay Television Networks segments, and was partially offset by a decrease in the sales of our Publishing, Other Businesses, and Programming Exports segments.

Controlling interest net income increased 8.3% to Ps.1,059.4 million in first quarter 2010 compared with Ps.978 million in first quarter 2009. The net increase of Ps.81.4 million reflected primarily i) a Ps.90.1 million increase in operating segment income; ii) a Ps.74.3 million decrease in other expense, net; iii) a Ps.184.1 million decrease in integral cost of financing; and iv) a Ps.197.2 million decrease in equity in losses of affiliates, net. These favorable variances were offset by i) a Ps.17.2 million increase in corporate expenses; ii) a Ps.274.1 million increase in depreciation and amortization explained mainly by the consolidation of Cablevision de Monterrey (“TVI”); iii) a Ps.84.5 million increase in income taxes; and iv) a Ps.88.5 million increase in noncontrolling interest net income.

First-Quarter Results by Business Segment

The following table presents first-quarter results ended March 31, 2010 and 2009, for each of our business segments. Results for the first-quarter 2010 and 2009 are presented in millions of Mexican pesos.

Net Sales	1Q 2010%		1Q 2009%		Inc. %
Television Broadcasting	4,179.2	33.7	4,041.7	34.8	3.4
Pay Television Networks	701.5	5.6	608.4	5.2	15.3
Programming Exports	660.1	5.3	686.3	5.9	(3.8)
Publishing	685.5	5.5	766.7	6.6	(10.6)
Sky	2,645.9	21.3	2,416.8	20.8	9.5
Cable and Telecom	2,740.3	22.1	2,214.0	19.1	23.8
Other Businesses	803.8	6.5	884.1	7.6	(9.1)
Segment Net Sales	12,416.3	100.0	11,618.0	100.0	6.9
Intersegment Operations1	(269.3)		(255.6)		(5.4)
Consolidated Net Sales	12,147.0		11,362.4		6.9

Operating Segment Income (Loss)2	1Q 2010	Margin %	1Q 2009	Margin %	Inc. %
Television Broadcasting	1,604.2	38.4	1,584.3	39.2	1.3
Pay Television Networks	329.5	47.0	396.8	65.2	(17.0)
Programming Exports	294.9	44.7	340.5	49.6	(13.4)
Publishing	24.7	3.6	22.5	2.9	9.8
Sky	1,116.8	42.2	1,110.8	46.0	0.5
Cable and Telecom	907.1	33.1	679.3	30.7	33.5
Other Businesses	(92.7)	(11.5)	(39.8)	(4.5)	(132.9)
Operating Segment Income	4,184.5	33.7	4,094.4	35.2	2.2
Corporate Expenses	(175.0)	(1.4)	(157.8)	(1.4)	(10.9)
Depreciation and Amortization	(1,481.2)	(12.2)	(1,207.1)	(10.6)	(22.7)
Consolidated Operating Income	2,528.3	20.8	2,729.5	24.0	(7.4)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income (loss) is defined as segment operating income (loss) before depreciation, amortization, and corporate expenses.

Television Broadcasting
First-quarter sales increased 3.4% to Ps.4,179.2 million compared with Ps.4,041.7 million in first quarter 2009. This increase reflects strong ratings due to telenovelas such as Hasta que el Dinero nos Separe and Corazón Salvaje, as well as an improving advertising environment. We also broadcast successful series such as Hermanos y Dectectives and Ellas son la Alegría del Hogar. Upfront deposits represented 88.5% of revenues during the quarter and the remaining were sales in the spot market.

First-quarter operating segment income increased 1.3% to Ps.1,604.2 million compared with Ps.1,584.3 million in first quarter 2009; the margin was 38.4%. The decrease in margins of 81.4 basis points was in line with our annual guidance.

Pay Television Networks
First-quarter sales increased 15.3% to Ps.701.5 million compared with Ps.608.4 million in first quarter 2009. The increase was driven by higher revenues from channels sold in Mexico and abroad as well as higher advertising sales. As of March 31, 2010, and through our cable and DTH affiliates worldwide, our Pay Television Networks business reached 23.5 million subscribers carrying an average of 5.2 Televisa pay-TV channels each. This positive effect was partially offset by a negative translation effect of foreign-currency-denominated sales.

First-quarter operating segment income decreased 17% to Ps.329.5 million compared with Ps.396.8 million in first quarter 2009, and the margin was 47%. This decrease reflects higher cost of sales and operating expenses, driven mainly by investments made in the production and launch of two new channels: Televisa Deportes Network (“TDN”) in August of 2009 and Foro TV, our 24-hours news pay-TV channel in February 2010. In the aggregate, these two channels represented incremental costs and expenses of Ps.155 million. This figure includes the partial amortization of costs related to the 2010 Soccer World Cup and special programming that has been produced around this event.

Programming Exports
First-quarter sales decreased 3.8% to Ps.660.1 million compared with Ps.686.3 million in first quarter 2009. The decrease was attributable to a negative translation effect on foreign-currency-denominated sales amounting to Ps.75.8 million. This decrease was partially offset by an increase in royalties from Univision, from US$29.9 million in first quarter 2009 to US$32.9 million in first quarter 2010.

First-quarter operating segment income decreased 13.4% to Ps.294.9 million compared with Ps.340.5 million in first quarter 2009, with a margin of 44.7%. These results reflect lower sales as well as higher costs of sales mainly due to higher amortizations of programming collaborations such as La Fea más Bella in China and certain formats sold in Argentina.

Publishing
First-quarter sales decreased 10.6% to Ps.685.5 million compared with Ps.766.7 million in first quarter 2009. The decrease was driven primarily by i) a negative translation effect on foreign-currency-denominated sales and ii) lower revenues from magazine circulation primarily outside Mexico.

First-quarter operating segment income increased 9.8% to Ps.24.7 million compared with Ps.22.5 million in first quarter 2009, and the margin was 3.6%. This increase reflects lower operating costs due to i) a positive translation effect on foreign-currency-denominated costs, mainly in cost of paper and printing; and ii) the reduction in restructuring costs incurred during first quarter 2010.

Sky
First-quarter sales increased 9.5% to Ps.2,645.9 million compared with Ps.2,416.8 million in the same period of 2009. The growth is explained principally by an increase in the subscriber base in Mexico. During the quarter, Sky added a total of 238 thousand subscribers of which 235 thousand were in Mexico, beating last quarter’s record net additions. The growth in Mexico is driven mainly by the success of Sky´s new low-cost offerings. Additionally, higher advertising revenues and the increase of subscribers in Central America and the Dominican Republic also supported the segment’s growth. These results were partially offset by a negative translation effect on sales in Central America and the Dominican Republic which are denominated in US dollars. As of March 31, 2010, the number of gross active subscribers increased to 2,197,302 (including 145,420 commercial subscribers), compared with 1,784,608 (including 133,435 commercial subscribers) as of March 31, 2009. Sky closed the quarter with more than 140 thousand subscribers in Central America and the Dominican Republic.

First-quarter operating segment income increased marginally by 0.5% to Ps.1,116.8 million compared with Ps.1,110.8 million in first quarter 2009, and the margin was 42.2%. This increase reflects higher sales that were offset by higher cost of sales and operating expenses. These are explained primarily by the amortization of costs of Ps.47 million related to the 2010 Soccer World Cup and a higher fixed costs structure due to the operation of the new satellite that was launched during the quarter.

Cable and Telecom
First-quarter sales increased 23.8% to Ps.2,740.3 million compared with Ps.2,214 million in the same period of 2009. This increase was attributable to i) the addition of approximately 381 thousand revenue generating units (“RGUs”) in Cablevision and Cablemás during the year driven mainly by the success of our competitive triple-play bundles; and ii) the consolidation of TVI since October 1, 2009 which added over 32 thousand RGUs during the quarter. These favorable variances were partially offset by a decrease in long-distance interconnection revenue in Bestel. Cablevision, Cablemás, and Bestel net sales grew by 18.6%, 8.7% and (16.1)%, respectively. The consolidation of TVI represented incremental revenue of Ps.432 million during the quarter.

First-quarter operating segment income increased 33.5% to Ps.907.1 million compared with Ps.679.3 million in first quarter 2009, and the margin was 33.1%. Excluding Bestel, margins grew from 35% to 38.7%. These results reflect higher sales as well as a positive translation effect on foreign-currency-denominated costs and include higher costs and expenses resulting from the consolidation of TVI and the costs inherent to growth in the subscriber base. During the quarter, operating segment income of Cablevision, Cablemás, and Bestel grew by 29.6%, 16.5%, and (40.6)%, respectively. The consolidation of TVI represented incremental operating segment income of Ps.149.3 million.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries.

1Q 2010	Cablevisión	Cablemás	TVI
Video	635,889	934,676	248,764
Broadband	261,623	310,752	122,628
Voice	151,065	164,726	86,154
RGUs	1,048,577	1,410,154	457,546

Other Businesses
First-quarter sales decreased 9.1% to Ps.803.8 million compared with Ps.884.1 million in first quarter 2009. The decrease was driven by lower sales in our publishing distribution business and the termination of a feature-film distribution agreement this quarter, which were partially offset by higher sales in our gaming, radio, and soccer businesses. Gaming continues its conservative but steady pace of growth.

First-quarter operating segment loss increased 132.9% to Ps.92.7 million compared with Ps.39.8 million in first quarter 2009, reflecting lower sales and higher operating expenses that were partially offset by lower cost of sales.

Corporate Expenses

Share-based compensation expense in first quarter 2010 and 2009 amounted to Ps.98.9 million and Ps.68.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-Operating Results

Other Expense, Net

Other expense, net, decreased by Ps.74.3 million, to Ps.18.4 million for first quarter 2010, compared with Ps.92.7 million for first quarter 2009. This decrease reflected primarily a reduction in professional services in connection with certain litigation.

Integral Cost of Financing

The following table sets forth integral cost of financing stated in millions of Mexican pesos for the three months ended March 31, 2010 and 2009.

	1Q 2010	1Q 2009	Increase (decrease)
Interest expense	890.4	858.5	31.9
Interest income	(365.3)	(346.1)	19.2
Foreign exchange loss, net	2.4	199.2	(196.8)
Integral cost of financing	527.5	711.6	(184.1)

The net expense attributable to integral cost of financing decreased by Ps.184.1 million, or 25.9%, to Ps.527.5 million for first quarter 2010 from Ps.711.6 million for first quarter 2009. This decrease reflected principally i) a Ps.196.8 million decrease in foreign-exchange loss resulting primarily from the favorable effect in first quarter 2010 of a 5.4% appreciation of the Mexican peso against the US dollar on our net US dollar liability position, which was partially offset by a loss in foreign currency hedge contracts; ii) a Ps.31.9 million increase in interest expense, due primarily to a higher principal amount of long-term debt in first quarter 2010, which was partially offset by the favorable effect of the appreciation of the Mexican peso against the US dollar on the interest paid in US dollars; and iii) a Ps.19.2 million increase in interest income explained mostly by a higher fair value in temporary and held-to-maturity investments in securities in first quarter 2010.

Equity in Losses of Affiliates, Net

Equity in losses of affiliates, net, decreased by Ps.197.2 million, or 63%, to Ps.115.7 million in first quarter 2010 compared with Ps.312.9 million in first quarter 2009. This decrease reflected primarily a decrease in equity in loss of La Sexta, our 40.5% interest in a free-to-air television channel in Spain.

Equity in losses of affiliates, net, for first quarter 2010, comprised mainly by the equity in loss of La Sexta.

Income Taxes

Income taxes increased by Ps.84.5 million, or 16.6%, to Ps.594.7 million in first quarter 2010 from Ps.510.2 million in first quarter 2009. This increase reflected both a higher corporate income tax base and a higher income tax rate, mainly explained by the 2010 Fiscal Reform which increased the statutory income tax rate from 28% to 30%, effective January 1, 2010.

Noncontrolling Interest Net Income

Noncontrolling interest net income increased by Ps.88.5 million, or 71.3%, to Ps.212.6 million in first quarter 2010, from Ps.124.1 million in first quarter 2009. This increase reflected mostly a higher portion of consolidated net income attributable to interests held by noncontrolling stockholders in our Cable and Telecom segment, which was partially offset by a lower portion of consolidated net income attributable to interests held by noncontrolling equity owners in our Sky segment.

Other Relevant Information

Capital Expenditures and Investments

During first quarter 2010, we invested approximately US$305.9 million in property, plant and equipment as capital expenditures, including approximately US$214.7 million for our Sky segment, US$75 million for our Cable and Telecom segment, US$14.3 million for our Television Broadcasting segment and other businesses, and US$1.9 million for our Gaming business. In addition, we made loans in connection with our 40.5% interest in La Sexta in the aggregate amount of €13.2 million (Ps.234.5 million).

Our investment in property, plant and equipment in our Sky segment during first quarter 2010 included US$143.5 million related to building and launching a new 24-transponder satellite (“IS-16”), of which US$107.7 million are payable in the first quarter 2011.

Our investment in property, plant and equipment in our Cable and Telecom segment during first quarter 2010 included approximately US$37.4 million for Cablevision, US$16.1 million for Cablemás, US$19.6 million for TVI, and US$1.9 million for Bestel.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of March 31, 2010 and December 31, 2009. Amounts are stated in millions of Mexican pesos.

	Mar 31, 2010	Dec 31, 2009	Increase (decrease)
Short-term debt and current portion of long-term debt	1,400.0	1,433.0	(33.0)
Long-term debt (excluding current portion)	40,196.6	41,983.2	(1,786.6)
Total debt	41,596.6	43,416.2	(1,819.6)

Current portion of long-term capital lease obligations	221.7	235.3	(13.6)
Long-term capital lease obligations (excluding current portion)	1,058.9	1,166.5	(107.6)
Total capital lease obligations	1,280.6	1,401.8	(121.2)

As of March 31, 2010 and December 31, 2009, our consolidated net cash (debt) position (cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments less total debt) was Ps.1,070.8 million and Ps.(576.3) million, respectively. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of March 31, 2010 and December 31, 2009, amounted to Ps.3,797 million and Ps.3,996.1 million, respectively.

Shares Repurchased and Outstanding

During first quarter 2010, we repurchased 1.1 million CPOs in the aggregate amount of Ps.56.6 million.

As of March 31, 2010 and December 31, 2009, our shares outstanding amounted to 327,988.9 million and 327,230.6 million shares, respectively; and our CPO equivalents outstanding amounted to 2,803.3 million and 2,796.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2010 and December 31, 2009, the GDS (Global Depositary Shares) equivalents outstanding amounted to 560.6 million and 559.4 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Television Ratings and Audience Share

National urban ratings and audience share reported by IBOPE confirm that, in first quarter 2010, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 71.6%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 69.1%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 70.4%.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)
###

Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Millions of Mexican Pesos)

	March 31,			December 31,
	2010			2009
ASSETS	(Unaudited)			(Unaudited)

Current:
Cash and cash equivalents	Ps.	36,070.0		Ps.	29,941.5
Temporary investments		2,800.4			8,902.3
		38,870.4			38,843.8

Trade notes and accounts receivable, net		13,420.4			18,399.2
Other accounts and notes receivable, net		3,953.9			3,530.5
Due from affiliated companies		144.5			135.7
Transmission rights and programming		4,497.4			4,373.0
Inventories		1,837.1			1,665.1
Other current assets		1,750.0			1,435.1
Total current assets		64,473.7			68,382.4

Derivative financial instruments		775.7			1,538.7
Transmission rights and programming		5,441.1			5,915.5
Investments		6,130.9			6,361.0
Property, plant, and equipment, net		35,574.9			33,071.5
Intangible assets and deferred charges, net		10,925.3			11,218.9
Other assets		66.1			80.4
Total assets	Ps.	123,387.7	Ps.	Ps.	126,568.4

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Millions of Mexican Pesos)

	March 31,		December 31,
	2010		2009
LIABILITIES	(Unaudited)		(Unaudited)

Current:
Short-term debt and current portion of long-term debt	Ps.	1,400.0	Ps.	1,433.0
Current portion of capital lease obligations		221.7		235.3
Trade accounts payable		7,690.5		6,432.9
Customer deposits and advances		17,443.6		19,858.3
Taxes payable		853.0		941.0
Accrued interest		590.6		464.6
Employee benefits		275.4		200.2
Due to affiliated companies		210.3		34.2
Other accrued liabilities		2,201.4		2,577.8
Total current liabilities		30,886.5		32,177.3
Long-term debt, net of current portion		40,196.6		41,983.2
Long-term capital lease obligations, net of current portion		1,058.9		1,166.5
Derivative financial instruments		262.5		523.6
Customer deposits and advances, non current		1,054.8		1,054.8
Other long-term liabilities		2,636.8		3,078.4
Deferred income taxes		1,730.5		1,765.4
Retirement and termination benefits		383.1		347.0
Total liabilities		78,209.7		82,096.2

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value		10,019.9		10,019.9
Additional paid-in capital		4,547.9		4,547.9
		14,567.8		14,567.8
Retained earnings:
Legal reserve		2,135.4		2,135.4
Unappropriated earnings		23,020.6		17,244.7
Controlling interest net income for the period		1,059.4		6,007.1
		26,215.4		25,387.2
Accumulated other comprehensive income, net		3,108.8		3,401.8
Shares repurchased		(4,948.4)		(5,187.0)
		24,375.8		23,602.0
Total controlling interest		38,943.6		38,169.8
Noncontrolling interest		6,234.4		6,302.4
Total stockholders’ equity		45,178.0		44,472.2
Total liabilities and stockholders’ equity	Ps.	123,387.7	Ps.	126,568.4

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(Millions of Mexican Pesos)

	Three months ended March 31,
	2010		2009
	(Unaudited)		(Unaudited)

Net sales	Ps.	12,147.0	Ps.	11,362.4

Cost of sales 1		5,923.8		5,603.6

Operating expenses:
Selling 1		1,187.1		912.3
Administrative 1		1,026.6		909.9
Depreciation and amortization		1,481.2		1,207.1
Operating income		2,528.3		2,729.5
Other expense, net		18.4		92.7
Integral cost of financing:
Interest expense		890.4		858.5
Interest income		(365.3)		(346.1)
Foreign exchange loss, net		2.4		199.2
		527.5		711.6
Equity in losses of affiliates, net		115.7		312.9
Income before income taxes		1,866.7		1,612.3
Income taxes		594.7		510.2
Consolidated net income		1,272.0		1,102.1
Noncontrolling interest net income		(212.6)		(124.1)
Controlling interest net income	Ps.	1,059.4	Ps.	978.0

1 Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2009 AND FIRST QUARTER 20101:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2009	Jan	Feb	Mar	1Q10
Channel 2
Rating	11.7	11.7	11.9	11.4	11.2	11.4	11.4	11.6	12.4	11.8	11.6	10.3	11.5	11.0	11.3	11.2	11.2
Share (%)	32.4	31.5	32.3	30.9	30.4	31.5	31.3	32.3	33.5	32.3	31.5	29.9	31.7	30.6	31.3	30.9	31.0
Total Televisa(2)
Rating	26.1	26.8	26.3	25.8	25.8	25.5	25.8	25.5	25.8	25.6	25.9	24.2	25.8	25.0	24.5	25.8	25.4
Share (%)	72.4	72.4	71.3	69.8	69.9	70.6	70.8	71.0	70.0	70.3	70.6	70.6	70.8	69.8	70.6	71.0	70.4

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2009	Jan	Feb	Mar	1Q10
Channel 2
Rating	17.2	17.1	17.6	16.6	16.4	17.0	16.8	17.6	18.5	17.3	16.6	14.1	16.9	15.8	17.0	16.9	16.6
Share (%)	34.1	33.2	34.5	33.7	32.7	34.4	34.2	36.0	36.2	34.6	32.5	30.0	33.9	32.2	34.2	33.8	33.4
Total Televisa(2)
Rating	36.1	36.9	36.1	34.1	34.4	34.5	34.3	34.4	35.3	34.6	35.2	32.1	34.8	33.7	34.4	34.7	34.2
Share (%)	71.4	71.5	70.7	69.3	68.8	70.1	69.6	70.5	69.4	69.0	69.2	68.5	69.8	68.6	69.3	69.5	69.1

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2009	Jan	Feb	Mar	1Q10
Channel 2
Rating	21.4	21.6	21.0	18.8	19.5	19.7	19.6	22.1	23.2	22.6	22.4	18.5	20.8	21.9	23.0	22.4	22.5
Share (%)	36.2	35.9	35.7	33.9	34.5	35.7	36.1	40.0	40.1	39.0	38.0	34.7	36.6	38.0	39.0	38.3	38.4
Total Televisa(2)
Rating	43.8	44.5	43.1	39.9	39.8	39.9	39.1	40.8	41.9	41.6	42.7	37.6	41.2	41.0	42.1	42.2	41.8
Share (%)	73.9	73.9	73.4	72.1	70.6	72.3	72.1	73.8	72.2	71.8	72.3	70.5	72.4	71.1	71.5	72.0	71.6

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 30, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President